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BSE LIMITED
NATIONAL STOCK EXCHANGE OF INDIA LIMITED
NEW YORK STOCK EXCHANGE

October 16, 2025

Dear Sir/ Madam,

Sub: Outcome of the Board meeting

This has reference to our letter dated September 19, 2025, regarding the captioned subject. The Board, at their meeting held on October 15-16, 2025 transacted the following items of business:

Financial Results:

1. Approved the audited consolidated financial results of the Company and its subsidiaries as per Indian Accounting Standards ("INDAS") for the quarter and half year ended September 30, 2025;

2. Approved the audited standalone financial results of the Company as per INDAS for the quarter and half year ended September 30, 2025;

3. Approved the audited financial statements of the Company and its subsidiaries as per INDAS and International Financial Reporting Standard ("IFRS") for the quarter and half year ended September 30, 2025;

Dividend:

4. Declared an interim dividend of ₹ 23/- per equity share, fixed October 27, 2025 as a record date and November 7, 2025 as a payout date.

Stock grants:

5. Based on the recommendations of the Nomination and Remuneration Committee, approved:

   - Grant of 109,893 Restricted Stock Units ("RSUs") under the 2015 Stock Incentive Compensation Plan ("2015 Plan") to eligible employees.
   - Grant of Performance Based Stock incentives ("PSUs") to eligible employees under the Expanded Stock Ownership Program 2019 ("2019 Plan") covering the Company's Equity Shares having a market value of ₹44.20 lakh as on the date of the grant. The number of PSUs will be calculated based on the market price at the close of trading on November 1, 2025.

   The grants made under the 2015 Plan would vest equally over a period of three to four years and the grants made under the 2019 Plan would vest over a period of three years subject to the Company's achievement of performance parameters as defined in the 2019 Plan. The RSUs and PSUs will be granted w.e.f., November 1, 2025 and the exercise price will be equal to the par value of the share.

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

Incorporation of a subsidiary:

6. Approved incorporation of a step down wholly owned subsidiary in Egypt as a wholly owned subsidiary of Infosys Singapore Pte Ltd.

   Additional information as required under Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulation, 2015, will be disclosed in due course.

Transfer of shareholding in a subsidiary:

7. As part of internal reorganization, approved transfer of 90% of the shareholding held by Infosys Limited in Infosys Consulting S.R.L., Argentina, a majority owned subsidiary of Infosys Limited to Infosys Nova Holdings LLC a wholly owned subsidiary of Infosys Limited.

   Additional information as required under Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulation, 2015, will be disclosed in due course.

The Board meeting was held on October 15 and 16, 2025. The Board meeting on October 16, 2025 commenced at 12:15 PM IST and concluded at 3:55 PM IST.

We are hereby enclosing herewith the financial results and press release for your information and records. The same will also be made available on the Company's website www.infosys.com.

This is for your information and records.

Yours Sincerely,
For **Infosys Limited**

Manikantha A.G.S.
Company Secretary
Membership No: A21918

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com